

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2021

Linan Gong
Chairman
TMT Acquisition Corp.
500 Fifth Avenue
Suite 938
New York, NY 10110

> **Re: TMT Acquisition Corp.**
> **Amendment No. 1 to Form S-1**
> **Filed November 15, 2021**
> **File No. 333-259879**

Dear Mr. Gong:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 27, 2021 letter.

Amendment No. 1 to Form S-1

Prospectus Summary, page 1

1. We partially reissue comment 4. We note the added disclosure that permissions are not required to be obtained from Chinese authorities to operate and issue these securities to foreign investors. Please address the consequences to you and your investors if you do not receive or maintain any approvals required to offer securities to foreign investors, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

2.   We partially reissue comment 3. In your summary of risk factors, when disclosing the risks that being based in or acquiring a company whose corporate structure or whose operations are in China poses to investors, please include cross-references to the more detailed discussion of these risks in the prospectus.

        Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Real Estate & Construction

cc: Liang Shih, Esq.